As filed with the Securities and Exchange Commission on November 4, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE SHAW GROUP INC.

(Name of Subject Company (Issuer))

THE SHAW GROUP INC.

(Name of Filing Person (Issuer))

LIQUID YIELD OPTIONTM NOTES DUE 2021 (ZERO COUPON — SENIOR)

(Title of Class of Securities)

820280AC9 and 820280AA3

(CUSIP Numbers of Class of Securities)

Gary P. Graphia Secretary and General Counsel The Shaw Group Inc. 4171 Essen Lane Baton Rouge, LA 70809 (225) 932-2500	Copy to: David P. Oelman Thomas P. Mason Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, TX 77002-6760 (713) 758-2222	Copy to: William J. Whelan, III Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee **

$252,045,675	$20,390.50

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, based upon the maximum amount of cash that might be paid for the Liquid Yield OptionTM Notes due 2021 (Zero Coupon – Senior).

**	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of securities proposed to be purchased.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,390.50
Form or Registration No.:	005-45328
Filing Party:	The Shaw Group Inc.
Date Filed:	October 20, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☑ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

The Shaw Group Inc., a Louisiana corporation (“Shaw”), amends the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on October 20, 2003 and amended on October 24, 2003 (“Amendment No. 1”) and October 29, 2003 (“Amendment No. 2”) with respect to Shaw’s offer to purchase for cash all of its outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon—Senior) issued on May 1, 2001 (the “LYONs”) at a purchase price of $675 per $1,000 principal amount at maturity, without interest. The information in this Amendment No. 3 to the Schedule TO (“Amendment No. 3”) is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO (including the exhibits thereto) or Amendment Nos. 1 or 2, except as specifically stated in this Amendment No. 3. Accordingly, you are encouraged to read the information contained in this Amendment No. 3 in conjunction with the information contained in the Schedule TO, as amended.

Shaw’s offer for the LYONs is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2003, as amended by Amendment Nos. 1 and 2 and this Amendment No. 3 (the “Offer to Purchase”), and the Letter of Transmittal (the “Letter of Transmittal,” which, as amended or supplemented from time to time and together with the Offer to Purchase, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal, which are incorporated by reference into Items 1 through 11 of the Schedule TO, were filed with the Schedule TO on October 20, 2003 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 12:00 midnight, Eastern time, on Monday, November 17, 2003, unless extended or earlier terminated. The Schedule TO, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

The terms “Liquid Yield Option” and “LYONs” are trademarks of Merrill Lynch & Co., Inc.

All references in the Schedule TO to the Expiration Time as 5:00 p.m., Eastern time, on November 17, 2003 are hereby amended and restated to refer to the Expiration Time as 12:00 midnight, Eastern time, on November 17, 2003.

On the cover page of the Offer to Purchase, the first sentence of the paragraph in the box is amended and restated as follows:

The Offer, proration period and withdrawal rights will expire at 12:00 midnight, Eastern time, on November 17, 2003, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”).

The first sentence of the first paragraph of Section 8—”Expiration, Extension, Amendment or Termination of the Offer” is amended and restated as follows:

The Offer will expire at 12:00 midnight, Eastern time, on November 17, 2003, unless extended or earlier terminated by us (such time and date, as the same may be extended, the “Expiration Time”).

On the cover page of the Letter of Transmittal, the first sentence of the paragraph in the box is amended and restated as follows:

The Offer, proration period and withdrawal rights will expire at 12:00 midnight, Eastern time, on November 17, 2003, unless extender or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”).

The first sentence of the fifth paragraph in the body of the Letter of Transmittal is amended and restated as follows:

By tendering your LYONs in the Offer, you acknowledge that tenders of LYONs may be withdrawn by written notice of withdrawal received by the Depositary at any time at or prior to 12:00 midnight, Eastern time, on November 17, 2003, or such later date and time to which the Offer may be extended (such time and date, as the same may be extended, the “Expiration Time”).

Item 1. Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

Under the subheading “How long do I have to tender in the Offer?” in the “Summary Term Sheet” of the Offer to Purchase, the first sentence is amended and restated as follows:

You have until 12:00 midnight, Eastern time, on November 17, 2003, unless we extend or earlier terminate the Offer, to tender your LYONs in the Offer.

Under the subheading “Until what time can I withdraw previously tendered LYONs?” in the “Summary Term Sheet” of the Offer to Purchase, the first sentence is amended and restated as follows:

You can withdraw previously tendered LYONs at any time until 12:00 midnight, Eastern time, on November 17, 2003, unless we extend the Offer, in which case you may withdraw your LYONs at any time prior to the new expiration time.

Item 4. Terms of the Transaction

The first sentence of the second paragraph of Section 1—“Introduction” of the Offer to Purchase is amended and restated as follows:

The Offer will expire at 12:00 midnight, Eastern time, on November 17, 2003, unless extended or earlier terminated by us (such time and date, as the same may be extended, the “Expiration Time”).

The sole sentence in the sixth paragraph of Section 2—”Terms of the Offer” of the Offer to Purchase is amended and restated as follows:

The Offer will expire at 12:00 midnight, Eastern time, on Monday, November 17, 2003, unless extended or earlier terminated by Shaw (such time and date with respect to the Offer, as it may be extended, the “Expiration Time”).

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Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

ITEM 12. Exhibits

*(a) (1)(A) Offer to Purchase, dated October 20, 2003.

*(a) (1)(B) Letter of Transmittal, including taxpayer I.D. guidelines, appears as Exhibit A to the Offer to Purchase.

*(a)(5)(A) Prospectus supplement dated October 23, 2003.

*(a)(5)(B) Current report on Form 8-K dated October 23, 2003.

*(a)(5)(C) Press release dated October 24, 2003.

*(a)(5)(D) Press release dated October 29, 2003.

(c) Not required.

(d) Indenture, dated as of May 1, 2001 by and between The Shaw Group, Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw’s current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

(e) Not required.

(g) None.

(h) None.

*	Previously filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SHAW GROUP INC.

By:	/s/ GARY P. GRAPHIA

Name: Gary P. Graphia
Title: Secretary and General Counsel

Dated: November 4, 2003

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INDEX TO EXHIBITS

*(a) (1)(A) Offer to Purchase, dated October 20, 2003.

*(a) (1)(B) Letter of Transmittal, including taxpayer I.D. guidelines, appears as Exhibit A to the Offer to Purchase.

*(a)(5)(A) Prospectus supplement dated October 23, 2003.

*(a)(5)(B) Current report on Form 8-K dated October 23, 2003.

*(a)(5)(C) Press release dated October 24, 2003.

*(a)(5)(D) Press release dated October 29, 2003.

(c) Not required.

(d) Indenture, dated as of May 1, 2001 by and between The Shaw Group, Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw’s current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

(e) Not required.

(g) None.

(h) None.

*	Previously filed

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